

September 14, 2011

Dr. Ben J. Lipps
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kroner Strasse 1
61346 Bad Homberg, Germany

> **Re: Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-32749**

Dear Dr. Lipps:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information of the Company, page 11

B. Business Overview, page 12

1. We note your disclosure of increases to net revenue on a constant currency basis in business overview and Management Discussion and Analysis, pages 21 and 65. Please tell us and disclose in future filings how you calculate the constant currency basis. Tell us your consideration of these measures as Non-GAAP and provide the additional disclosures for Non-GAAP measures per Regulation G and Item 10(e) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects, page 48

A. Results of Operations, page 53

Year Ended December 31, 2010 compared to year ended December 31, 2009, page 54

2. We note your disclosure that one of the factors attributed to increased selling, general and administrative expense is the result of the devaluation of the Venezuelan bolivar driven by hyperinflation. Please quantify the impact of hyperinflation to your results of operations. Please expand your Management Discussion and Analysis to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of detail regarding the monetary and nonmonetary assets and liabilities that are exposed to exchange rate changes as well as disclosures required under ASC 830-30-S99. Please provide us with the text of proposed disclosures to be included in your future filings.

B. Liquidity and Capital Resources, page 60

Notes to the Consolidated Financial Statements, page F-10

16. Income Taxes, page F-37

3. We note your disclosure that the IRS has completed tax audits of FMCH for the years 2002 through 2006 and disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We also note that the disallowed deductions related to the intercompany mandatorily redeemable preferred shares could have a material adverse effect on the results of operations and liquidity. Please quantify the potential tax consequences, whether any adjustments have been recognized in your financial statements for this determination as well as the basis for your accounting treatment. If you have not recorded an accrual, please disclose the amount of reasonably possible loss per FASB ASC 450-20-50. Please provide us with the text of proposed disclosures to be included in your future filings based on your position as of December 31, 2010.

18. Commitments and Contingencies, page F-41

Other Litigation and Potential Exposures, page F-42

4. For all of the loss contingencies discussed in this note, please disclose the amount or range of reasonably possible loss, as that term is defined in ASC 450. Please disclose this information for all unrecognized contingencies independent of qualifying language. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact. Please provide us with the text of proposed disclosures to be included in your future filings based on your positions as of December 31, 2010.

<u>Disclosure Controls and Procedures, page 109</u>

5. We note your conclusion that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in this annual report has been made known to management in a timely fashion. However, this addresses only part of the definition of disclosure controls and procedures. Please confirm to us this statement does not qualify management's conclusion of the effectiveness of disclosure controls and procedures as of December 31, 2010. Although you are not required to define disclosure controls and procedures, you are required to disclose the entire definition when it is included. Please refer to Exchange Act Rule 13a-15(e). Please revise in future filings your disclosure to include the entire definition of disclosure controls and procedures or remove the reference, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services